EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2012

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2012 and the audited financial statements for the year ended December 31, 2011 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated May 29, 2012 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.avino.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Property, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange, Tier 1 status under the symbol “ASM”, on the NYSE MKT under the symbol “ASM” and on the Berlin & Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

During the quarter, the Company provided reports and updates on several projects at its Avino property in the Durango state of Mexico.  The company is working to bring its San Gonzalo mine into production and is continuing the necessary underground development to provide enough active stopes to sustain a 250 tpd operation. The economic results are preliminary in nature; that they include inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves; and that there is no certainty that the preliminary economic results will be realized.

In addition to ongoing development at San Gonzalo, the Company signed a new agreement granting Avino the right to continue to explore and develop the main Avino vein (ET zone).  This area was previously the Company’s primary supply of mill feed. The company is currently drilling at the ET zone and expects to release an NI 43-101 compliant resource estimate later in 2012.

Also during this quarter, Avino received a new preliminary economic assessment (“PEA”) on the tailings resource left from our past mining operation This PEA was not NI 43-101 compliant and a revised Technical Report that is 43-101 compliant has been commissioned.

1 | Page

First Quarter Highlights

Underground Mining – San Gonzalo

An NI 43-101 inferred resource calculation for San Gonzalo, completed by Orequest Consultants in 2008, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

	Ag	Au	Zn	Pb
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

In 2011 the company completed a 10,000 tonne bulk sample on the newly developed San Gonzalo zone that is located 1.7KM from the mill.  The bulk sample produced positive results that enabled Avino to make the decision to move the project towards production without a feasibility study.  Results of the bulk sample were independently verified by Tetra Tech Wardrop and are as follows:

	Weight Tonnes	Assay (g/t)		Contents (kg)		Contents (oz’s)		Recovery (%)
		Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.7	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.9	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.8	41	24

*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net proceeds of US$1.83 million.

Since the completion of the bulk sample Avino has been working to develop enough active stopes to sustain a 250 tpd.  This has involved ramping down to levels three and four.  In the first quarter the decline to the fourth level was nearly complete with only 79 meters remaining to be mined by early May 2012. Mine staff anticipates reaching the vein on level four by July 2012.

On level three, the installation of an extraction drift to mine the zone with the accompanying draw points and raises were underway at the time of this report.  By mid-May, mine staff had drifted 94.9 m to the North West and 124.89 m to the South East along the vein. A detailed summary of sampling and assaying results from along the vein are summarized in the Company’s news release issued May 14, 2012, “Avino Updates Progress at San Gonzalo”, which can be found on the Company’s website and SEDAR.

At the time of this report, Stope development had started on the third level on the 172.15 m length of vein.  Raises had been completed to join level three stopes to level two.  The average width of the vein shown above were calculated from 3 to 6 channel samples collected from one metre spaced lines across the vein and surrounding wall rock. Silver assays above 1,500g/t were cut to 1,500g/t for calculating the average grade for the strike length.

2 | Page

Avino expects to commence full commercial production at San Gonazlo in the fourth quarter once sufficient mill feed has been stockpiled at the surface to ensure an un interrupted 250 tpd operation.  By the end of the quarter total stockpile tonnage from San Gonzalo was 15,000 tonnes consisting of development and mineralized material from level 2 as well as mineralized development material from level 3 taken while drifting on the vein.

Milling

Milling operations continued in the first quarter with the processing of the old Avino ET stockpiles at the rate of approximately 180tpd. Since the beginning of March, the mill has been operating 7 days per week 24 hours per day as there is an ample supply of old stockpile tonnage. The Company will continue with this schedule until further notice. For the 1st quarter, the mill processed an estimated 14,600 tonnes of feed material producing 176 tonnes of concentrate grading approximately 3169 g/t silver and 39 g/t gold with minor amounts of copper. Proposals are being solicited for the sale of this concentrate.

All remaining concentrate produced in 2011 was sold with the last shipment trucked to Manzanillo in February 2012. The provisional invoice for this shipment is being prepared for payment; the proceeds for the final invoice is expected in the second quarter when the final weights, assays and metal prices are established.

New Royalty Agreement – ET Zone

In February 2012, Avino’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Pursuant to the Agreement, the Company has the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years.  In consideration of the grant of these rights, the Company has paid to Minerales the sum of US$250,000 by the issuance of 135,189 common shares of the Company. The Company has until February 2014 (the “Development Period”) to develop the mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (the “NSR Royalty”), at the commencement of commercial production from the property.  In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property.  The purchase would be completed under a separate purchase agreement for the legal transfer of the property.

Avino operated its main mine located 80 KM NE of Durango, Mexico from 1974 to 2001 producing approximately 5 million tonnes, containing 16 million ounces silver, 96,000 ounces gold and 24 million pounds of copper.  The mine was closed in November 2001 due to low metal prices (Silver US$4.37/oz, Gold US$283/oz, Copper US$0.65/lb) and the closure of a key smelter.

Production from 1976 to 1992 was from the Tolosa open pit.  Subsequent production was mostly from a 4x4 meter ramp access underground operation using sub-level stoping with a sub-vertical increment  restricted from 11 to 15m to counter mine dilution arising from an occasional, semi-incompetent hanging-wall. From 1997 – 2001, the mine operated six days per week, three shifts per day, averaging 1,000 tonnes per day (“tpd”) and achieved up to 1,300 tpd.

3 | Page

Mineral rights on the concessions, Unification La Platosa, totaling an area of 98.83 hectares which cover 1,300 metres along the main Avino deposit were held under an option agreement with a private company (Minerales de Avino SA de SV “Minerales”). That agreement required Avino to pay a 3.5% royalty to Minerales, which expired on October 31, 2010. This new agreement replaces the original expired deal.

Workforce

With development work underway to re-open the Avino vein, the Company acquired the services of Mr. Gerardo Mejia for the role of mine superintendent. Mr. Mejia is very familiar with the underground workings at the Avino vein as he was the last superintendent at Avino before the operation ceased in 2001. Since his last post at Avino, Mr. Mejia has worked for Capstone Gold at its Cazamin Mine in the State of Zacatecas, a Mexican mining group in Durango called Minas de Basis at El Herrero Mine, as well as for Pan-American Silver at its La Colorada Mine in the State of Zacatecas. Mr. Mejia graduated in 1994 from the Mining, Metallurgic and Geology School from Zacatecas University.

Avino also retained the services of two new field Geologists, namely, Mr. Bartolome Gonzalez and Mr. Sergio Portillo to help with both surface and underground exploration. Mr. Gonzales' previous post was as the head of the mining unit "Cozamin" which belongs to Capstone Mining Corps. Mr. Portillo joins us from Rojo Resources where he served at the Rodeo project in Durango Mexico where he oversaw diamond drilling and geochemical sampling.

By the end of the quarter, the Company had a direct workforce of 155. This total includes all the contract workers from DMG, Phase Drilling and the ore haulage contractor. In addition to the direct jobs, there are numerous indirect jobs created with Avino's growing operation. Nearby towns including the major centre of Durango are benefitting from the supply of goods and services that an operating mine requires. Avino's relationship with the citizens of the nearby towns of Avino de San Jose and Panuco de Coronado are good since they are benefitting from free medical services from the Company employed medical doctor.

Exploration

With the new agreement allowing the company to once again mine the main Avino vein in place, the Company embarked on an exploration program on the ET zone to further define the remaining resources in the zone. The 2012 drill program on the main Avino vein is intended to increase confidence in the resource as well as to expand tonnage and is the first step towards bringing the mine back into production.

When the 2012 drill program is completed, results from 30 holes drilled between 2006 and 2012 will be computed into a new NI 43-101 compliant resource estimate of the potential resource below the 12th level. Results from the first three holes are as follows:

Hole #	Bearing	Dip	Down Hole Intersection (from – to)	Length (m)	Silver (g/t)	Gold (g/t)	Copper %
ET-12-01	332	62	246.3 – 275.1	28.80	142	0.352	0.481
Including:			254.4–275.10	20.70	175	0.36	0.577
ET-12-02	335	53	304.8–335.6	30.80	76	0.29	1.00
ET-12-03	336	59	325.25-349.9	24.65	100	0.40	0.67
Including:			349.65-349.9	0.25	1035	0.18	1.03

Drilling at San Gonzalo is also scheduled to continue but will shift from surface to underground drilling with 10 holes planned using the company’s recently purchased underground drill.  Extensive drilling will also be undertaken on the tailings resource to provide material for metallurgical test work as well as to upgrade oz’s from the inferred to the measured and indicated categories; 1985 meters of drilling through 95 holes using a sonic drill are planned.

4 | Page

A further 44 holes are also set to be drilled as part of Avino’s ongoing regional drill program in areas including: La Potosina, Aranguez, Gran Luccero, Guadalupe and La Estela.

Tailings Resource

The tailings resource includes both oxide and sulphide tailings, with each requiring separate treatment methods.  The tailings resource was created during Avino’s previous 27 year operating run when recoveries were relatively poor.  Since the closure of the mine in 2001, advances in heap leach technology could potentially enable Avino to unlock the gold and silver that had previously been un-recoverable.

In March 2012, Avino announced the results from an updated Preliminary Economic Assessment (PEA) examining Tailings Retreatment Process Options for the Avino mine tailings.  The PEA was completed by Tetra Tech Wardrop ("Tetra Tech"). The oxide tailings were the focus of the updated Preliminary Economic Assessment.

Mineral Resources

An NI 43-101 resource estimate on the oxide tailings was completed by Bryan Slim, MBA, P.Eng, of MineStart Management Inc. in July, 2005.  This estimate identified an inferred resource of 2 million tonnes of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings. The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. Cyanide heap leach tests during the PEA produced recoveries of: 68% for silver, 82% for gold and 78% for silver, 87% for gold after being re-ground in the mill.

The 2012 PEA is focused on the oxide tailings only; further work is required to analyze the economics of the sulphide tailings resource.

Financial Results of the Technical Report

Details of the financial results for this technical report are summarized in the Company’s news release issued on March 20, 2012, “Revised News Release Regarding Updated Technical Report for Re-Treatment of Tailings Resource”. This news release should be read in conjunction with the Company’s news release issued on May 11, 2012, “Avino Silver & Gold Mines Ltd: Clarification and Retraction of Technical Disclosures”. Both of these news releases can be found on the Company website or on SEDAR.

Clarification and Retraction of Technical Disclosures

On May 11th 2012 as a result of a review from the BC Securities Commission, the Company issued a news release (“Avino Silver & Gold Mines Ltd: Clarification and Retraction of Technical Disclosures”) to clarify and retract certain disclosures made pertaining to conceptual exploration targets and economic analyses of mineral resources at the Company's Avino property in Durango, Mexico. The news release specifically addresses the following items:

1.	In-Situ Estimates at Avino Vein ("ET Zone")
2.	Resource Estimates and Economic Forecast at San Gonzalo Zone
3.	PEA of the oxide tailings and sulfide tailings resources

News releases relating to the items noted can be found on the Company’s website or on SEDAR.

5 | Page

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse.

From May 15, 2009 to September 17, 2009, six diamond drill holes on the Eagle property totaling 1,897.1 metres were completed. The work program was successful in identifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

In 2010 Avino commissioned Jean Pautler, a qualified person to review all historic data from previous work done on the property and make a recommendation for future work program. Pautler’s recommendations are based on a property visit on June 28, 2008, previous experience in the Keno silver mining camp, a review of the historical data and a review of the 2009 work program carried out by Mega Precious Metals while the property was under option from Avino.

The assessment produced the following recommendation:  Ore shoots need to be delineated within the Eagle Vein. The best intercept to date is the 7,625 g/t Ag, 1.2% Pb over a 1.2m interval from DDH 64-23 which was drilled in 1964. The best silver intersections in drilling occur within 125m of this intercept.   It is recommended to attempt to duplicate this hole and to drill systematic step outs from this intersection. In addition it was recommended to drill the exposed vein in trenching on the Alexandra, which may represent the strike extension of the Eagle Vein.  The Eagle Vein should be targeted at depth here in an attempt to intersect the vein within the favourable quartzite host. The depth extent of the Eagle Vein intersection in D09EE-10 should be targeted for the same reason.

Additional sampling of the 2009 drill core was also recommended due to incomplete sampling into the footwall.

In January 2012, Avino entered into an option agreement with Avaron Mining Corp. (“Avaron”), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property.

To earn a 75% interest in the Eagle Property, Avaron must:

•	Incur Exploration Costs totaling $7.1 million over five years.
•	Make total cash payments of $375,000 over five years to Avino.
•	Issue a total 800,000 common shares of Avaron over five years to Avino.

After earning a 75% interest, Avaron may either elect to form a Joint Venture with Avino, or has the following two options to earn the remaining 25% interest:

Option #1

Avaron may elect within the next six months to place the property into production and commence commercial production within 3 years, subject to a 2.5% Net Smelter Return and a minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

6 | Page

Option #2

If Avaron does not elect to place the property into production, Avaron must pay $100,000 annual advance royalty payments and 250,000 common shares to Avino on or before each of the sixth and seventh anniversaries of the Execution Date and at its sole expense, complete drilling of an additional 10,000 meters in depth on the Property or incur an additional $2,000,000 in exploration costs in lieu of such drilling on or before the seventh anniversary of the Execution Date. As at March 31, 2012, the Company had received $25,000 in cash payments and been issued 150,000 common shares of Avaron with value of $15,000.

Outlook

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and is very excited about the opportunity to build the company into a significant producer of precious and base metals. The Company holds itself accountable and maintains a high standard in corporate citizenship. Avino maintains strong relationships with the surrounding communities by continuing to provide long-term economic and social benefits.

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino property back into operation as quickly as possible. The company completed a 10,000 tonne bulk sample in April 2011, and is confident about the prospect of bringing the San Gonzalo Zone into commercial production. Avino is also undertaking a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property.

Management remains focused on the following key objectives:

1.	Have Tetra Tech amend all reports to be NI-43-101 compliant
2.	Commence full commercial production at San Gonzalo
3.	Continue developing the San Gonzalo resource
4.	Assess plans for reopening the original Avino Mine and processing tailings resource
5.	Expanding resources, reserves
6.	Identify and explore new targets on Avino’s large property

Results of Operations

Summary of Quarterly Results

Period ended	2012 Mar 31 Q1	2011 Dec 31 Q4	2011 Sept 30 Q3	2011 Jun 30 Q2	2011 Mar 31 Q1	2010 Dec 31 Q4	2010 Sept 30 Q3	2010 Jun 30 Q2
Loss for the period	(211,967)	$ (651,720)	$ (1,231,240)	$ (334,400)	$ (1,975,799)	$ (53,399)	$ (432,672)	$ (83,014)
Loss per Share	(0.01)	(0.03)	(0.05)	(0.01)	(0.07)	(0.00)	(0.02)	(0.01)
Total Assets	26,055,529	26,136,355	25,823,810	26,225,357	26,554,565	26,578,517	18,663,167	18,772,925

7 | Page

1.
Future income tax and foreign exchange variances. The higher cost in the first and third quarters of 2011 relate to share-based payments associated with the granting of stock options. In the fourth quarter of 2011, the Company recorded a future income expense and additional accruals for audit and legal fees explaining the increase in net loss for the quarter.

Three months ended March 31, 2012 compared with the three months ended March 31, 2011.

	2012	2011

Operating and Administrative Expenses
Depreciation	$215	$33,070
General exploration	11,820	1,163	(1)
Investor relations	97,409	79,953
Management fees	37,500	183,000	(2)
Office and miscellaneous	39,669	41,317
Professional fees	17,626	5,433	(3)
Regulatory and compliance fees	22,640	14,482
Salaries and benefits	59,934	34,244	(4)
Share-based payments	11,593	1,561,082	(5)
Travel and promotion	65,527	22,773	(6)
	363,933	1,976,517

Loss before other items	(363,933)	(1,976,517)

Other Income (expense)
Interest income	12,988	24,150	(7)
Other revenue	3,833	14,355
Mineral property option revenue	34,857	-	(8)
Unrealized loss on investments in related companies	(40,736)	(8,808	) (9)
Foreign exchange gain (loss)	141,024	(28,979)
NET LOSS FOR THE PERIOD	(211,967)	(1,975,799	) (10)

Loss per Share - Basic and Diluted	$(0.01)	$(0.08)

1.
General exploration in the first quarter of 2012 was $11,820 compared to $1,163 in comparable quarter. The increase of $10,657 relates to an increase in general administration and exploration costs as the Company continues to build and expand its operation in Mexico.

2.
Management fees for the quarter ended March 31, 2012 were $37,600, a decrease of $145,500 from the comparable quarter. Management fees were higher in first quarter of 2011 due to a one time bonus of $150,000 paid to the CEO. There were no bonuses paid in the first quarter of 2012.

3.
Professional fees for the quarter ended March 31, 2012 were $17,626, an increase of $12,193 compared to first quarter of 2011. The increase in professional fees is due to fees paid to external consultants for collection of Value Added Tax (“VAT”) receivable. As at March 31, 2012, the Company had collected all of the VAT outstanding as at December 31, 2011.

8 | Page

4.
Salaries and benefits for the quarter ended March 31, 2012 were $59,934, an increase of $25,690 compared to the quarter ended March 31, 2011. The Company continues to build its professional team to meet the growth and expansion at the Company’s operations in Mexico. There have also been increases in the costs of salaries and benefits paid to current employees.

5.
Share-based payments for the quarter ended March 31, 2011 were $1,561,082 compared to $11,593 for the quarter ended March 31, 2012, a decrease of $1,549,489. During the quarter ended March 31, 2011, the Company issued 1,010,000 options with a fair value of $1,561,082, compared to 30,000 options issued with a vested fair value of $3,874 for the comparable quarter. The Company also recorded $7,719 in the first quarter of 2012 relating to options that were granted in previous periods but vested during the current quarter.

6.
Travel and promotion costs for quarter ended March 31, 2012 were $65,527 compared to $22,773 for comparable quarter, an increase of $42,754. The increase relates to more business travel to Mexico and to attend various trade shows.

7.
Interest income for the quarter ended March 31, 2012 was $12,988, a decrease of $11,162 from the comparable quarter. The decrease in interest income is due to lower cash and cash equivalents on hand during the quarter ended March 31, 2012.

8.
In February 2012, the Company optioned the Eagle Property to Avaron Mining Corp. The terms of the agreement provided Avino with an initial cash payment of $25,000 plus the issuance of 150,000 common shares of Avaron with a value of $15,000. The Company recorded a reduction in the carrying value of the Eagle Property of $5,143 with the difference of $34,857 recorded as mineral property option revenue. There was no option revenue in the comparable quarter.

9.
Unrealized loss on investments in related companies for quarter ended March 31, 2012 was $40,736, an increase of $31,928 from the comparable quarter. The increase in loss is due to a decline in market values of the investments in common shares of related companies.

10.
As a result of the foregoing, net loss for the quarter ended March 31, 2012 was $211,967, a decrease of $1,763,832 compared to the quarter ended March 31, 2011. The decrease in net loss resulted in decrease in loss per share from $0.08 for the quarter ended March 31, 2011 to $0.01 for the comparable quarter.

Liquidity and Capital Resources

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of  amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

Period Ended	March 31, 2012	December 31, 2011
Cash and cash equivalents	$ 4,338,007	$ 5,282,464
Working Capital	4,076,500	5,723,398
Deficit	28,531,708	28,319,741

9 | Page

The Company’s working capital has decreased since the year ended December 31, 2011 as the Company continues to incur expenditures on exploration and acquires equipment for expansion and development.

Cash Flow

	March 31, 2012	March 31, 2011

Cash provided by (used in) operating activities	$528,018	$(525,821)
Cash provided by financing activities	19,650	553,650
Cash used in investing activities	(1,563,600)	(737,664)
Decrease in cash and cash equivalents	(1,015,932)	(709,835)
Effect of exchange rate changes on cash and cash equivalents	71,475	(136,319)
Cash balance, beginning of the period	5,282,464	9,051,848
Cash balance, end of the period	$4,338,007	$8,205,694

Operating Activities:

Cash provided by operating activities for the period ended March 31, 2012 was $528,018 compared to cash used in operating activities of $525,821 for the period ended March 31, 2011.  The increase in cash provided by operating activities is primarily due to the receipt of cash from concentrate sales receivable at December 31, 2011.

Financing Activities:

Cash provided by financing activities was $19,650 compared to $563,650 in the comparable quarter, a decrease of $543,000. Cash provided by financing activities relates to the issuance of common shares upon the exercising of stock options. During the quarter ended March 31, 2011, employees, consultants, and directors exercised more stock options compared to the quarter ended March 31, 2012. There were no other financing activities during the period.

Investing Activities:

Cash used in investing activities for period ended March 31, 2012 was $1,563,600 compared to $767,664 for the period ended March 31, 2011. Cash used in investing activities during the period ended March 31, 2012 includes cash expenditures of $1,395,519 and $168,081 on the exploration of mineral properties  and the acquisition of equipment respectively. The Company continues to expand its operation in Mexico with the anticipation of achieving commercial production in the later half of 2012. Details of additions to  mineral properties and equipment are summarized in notes 8 and 9 respectively to the condensed consolidated interim financial statements for the three months ended March 31, 2012.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

10 | Page

Transactions with Related Parties

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the three months ended March 31, 2012 and 2011 are as follows:

	March 31, 2012	March 31, 2011
Salaries and benefits	$57,724	$196,700
Share-based payments	-	1,279,800
	$57,724	$1,476,500

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”); the transactions with Oniva during the period are summarized below:

	March 31,2012	March 31, 2011
Salaries and benefits	$49,589	$34,120
Office and miscellaneous	85,606	24,257

	$135,195	$58,377

The amounts due to related parties consist of $187,385 (December 31, 2011 - $179,338) due to Oniva; $10,145 (December 31, 2011 - $19,625) due to Directors for Directors fees and $4,698 (December 31, 2011 - 4,800) due to a Consultant for geological service.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

Financial Instruments and Risks

Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

11 | Page

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	March 31, 2012		December 31, 2011
	MXN	USD	MXN	USD
Cash and cash equivalents	$911,801	$523,984	$935,096	$196,186
Sales taxes recoverable	1,995,955	-	2,789,015	-
Amounts receivable	103,864	-	-	862,287
Accounts payable and accrued liabilities	(3,412,221)	(41,585)	(6,214,511)	-
Amounts due to related parties	-	-	-	-
Net exposure	(400,601)	482,399	(2,490,400)	1,358,473
Canadian dollar equivalent	$(31,193)	$480,952	$(183,877)	$1,381,567

Based on the net Canadian dollar denominated asset and liability exposures as at March 31, 2012, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $76,931 (2011 -$119,769).

The Company has not entered into any foreign currency contracts to mitigate this risk

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at March 31, 2012 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

12 | Page

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments in respect of these lease agreements as follows:

	March 31, 2012	December 31, 2011
Not later than one year	$501,135	$243,301
Later than one year and no later than five years	747,341	824,910
Later than 5 years	88,611	84,046
	$1,337,087	$1,152,257

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 27,068,416 were outstanding as at March 31, 2012 and 27,081,416 as at May 29, 2012.

The following are details of outstanding share options as at March 31, 2012 and May 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Mar 31/12)	Number of Shares Remaining Subject to Options (May 29/12)
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	295,000
September 22, 2014	$0.75	45,000	35,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	329,000	326,000
December 9, 2013	$2.00	20,000	20,000
January 18, 2016	$2.30	1,010,000	1,010,000
September 30, 2016	$2.00	830,000	830,000
January 16, 2013	$2.00	30,000	30,000
Total:		2,629,000	2,616,000

13 | Page

The following are details of outstanding warrants as at March 31, 2012 and May 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Mar 31/12)	Number of Underlying Shares (May 29/12)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

The following are details of outstanding compensation warrants as at March 31, 2012 and May 29, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Mar 31/12)	Number of Underlying Shares (May 29/12)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at March 31, 2012 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.  The Company assessed the design of the internal controls over financial reporting as at March 31, 2012 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the three months ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

14 | Page

Subsequent Events

•	Subsequent to March 31, 2012, 13,000 options were exercised for gross proceeds of $10,650.

•	On March 5, 2012, the Company announced the appointment of Mr. Malcolm Davidson as the Chief Financial Officer to replace Ms. Lisa Sharp, who resigned as of March 5, 2012.

•	In April 2012, the Company sold 284 tonnes of bulk concentrate.

•	In April 2012, the Company did not renew the rights to the Aumax Property located in British Columbia, Canada, as the Company has no further plans to explore or develop this property.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of May 29, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

15 | Page